SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ebix, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

278715206

(CUSIP Number)

Robin Raina

Ebix, Inc.

5 Concourse Parkway, Suite 3200

Atlanta, Georgia 30328

(678) 281-2020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Robin Raina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,242,074*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,242,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,242,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Amounts reflect 3,570,473 shares of common stock held by the Rennes Fondation, the beneficial ownership of which may be imputed to Mr. Raina pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount does not reflect shares of common stock beneficially owned by Broad Street Principal Investments, L.L.C. or entities affiliated therewith. For information as to the beneficial ownership of common stock held by Broad Street Principal Investments, L.L.C. and entities affiliated therewith, please see the Form 13F filed by Goldman Sachs Group Inc. on February 14, 2013. Mr. Raina expressly disclaims beneficial ownership of any shares beneficially owned by the Rennes Fondation or Broad Street Principal Investments, L.L.C. and entities affiliated therewith. Amounts also reflect 3,454,537 shares of common stock held by Mr. Raina and 217,064 shares of common stock held by Robin Raina Foundation, Inc. Mr. Raina and Robin Raina Foundation, Inc. have each granted an irrevocable proxy in favor of Exchange Parent Corp., a Delaware corporation, with respect to such shares in accordance with the terms and conditions of the Voting Agreement (defined below).
**	Based on 38,587,313 shares of common stock of the Issuer, which is the sum of (i) 37,147,313 shares of common stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2013, and (ii) 1,440,000 shares of common stock underlying options to purchase common stock held by Mr. Raina.

SCHEDULE 13D/A

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Robin Raina Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 217,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 217,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 37,147,313 shares of common stock of the Issuer reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed on March 18, 2013.

Explanatory Note: This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed on February 20, 2013 (collectively, the “Report”), filed by Robin Raina (“Mr. Raina”) and Robin Raina Foundation, Inc. (the “Foundation” and, collectively with Mr. Raina, the “Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of common stock, $0.10 par value, (the “Common Stock”) of Ebix, Inc., (the “Issuer”). The Foundation is a 501(c)(3) tax exempt foundation organized under the laws of the state of Georgia. Mr. Raina is a director and the President of the Foundation. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Report. Except as herein amended or supplemented, all other information in the Report is as set forth therein.

Item 2.	Identity and Background

Item 2 of the Report is hereby amended to add the following:

As a result of the Agreements (as defined below) and the Proposed Transaction (as defined below) to which they relate described in Item 4 below, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Broad Street Principal Investments, L.L.C. (“Broad Street Principal Investments”) and the Rennes Fondation.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Report is hereby amended to add the following:

As a result of the Agreements and the Proposed Transaction to which they relate described in Item 4 below, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Broad Street Principal Investments and the Rennes Fondation.

In accordance with Rule 13d-5(b)(1) under the Exchange Act, the beneficial ownership of shares of Common Stock held by the Rennes Fondation, Broad Street Principal Investments and entities affiliated therewith (the “Group Shares”) may be imputed to the Reporting Persons. As of May 1, 2013, the Reporting Persons may therefore be deemed to beneficially own an aggregate of 7,242,074 shares of Common Stock (the “Aggregate Shares”), including 3,570,473 shares of Common Stock held by the Rennes Fondation. The Aggregate Shares do not reflect shares of Common Stock beneficially owned by Broad Street Principal Investments or entities affiliated therewith. For information regarding the beneficial ownership of shares of Common Stock held by Broad Street Principal Investments and entities affiliated therewith, please see the Form 13F filed by Goldman Sachs Group Inc. on February 14, 2013. No funds from the Reporting Persons were used to acquire any of the Group Shares, the beneficial ownership of which the Reporting Persons expressly disclaim.

The Reporting Persons understand that Broad Street Principal Investments and the Rennes Fondation intend to file separate beneficial ownership reports with the SEC.

Item 4.	Purpose of Transaction.

Items 4 of the Report is hereby amended and restated in its entirety as follows:

Mr. Raina has served as the Chief Executive Officer of the Issuer since September 1999 and the Chairman of the board of directors since May 2002. Mr. Raina has acquired the shares of Common Stock beneficially owned by him and the Foundation through the course of his employment with the Issuer as compensation for his services as Chief Executive Officer and open market purchases during his employment and holds such shares for investment purposes.

On May 1, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Exchange Parent Corp., a Delaware corporation (“Parent”), and Exchange Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Proposed Transaction”), and each issued and outstanding share of the Issuer’s Common Stock will convert into the right to receive the consideration set forth in the Merger Agreement (other than shares (i) held by the Issuer as treasury stock, (ii) owned by Parent, Merger Sub or any subsidiary of the Issuer or (iii) held by stockholders who have demanded appraisal for such shares in accordance with Delaware law). The Merger Agreement is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text thereof. Any merger consideration owed to Mr. Raina with respect to shares of Common Stock, restricted Common Stock or options to purchase Common Stock will be governed by the Investment Letter Agreement (discussed below).

Concurrent with Parent entering into the Merger Agreement, each of the Reporting Persons entered into a voting agreement with Parent (the “Voting Agreement”), with respect to all of the shares of the Issuer’s Common Stock that are currently or will be beneficially owned by such Reporting Persons (“Voting Agreement Shares”). During the term of the Voting Agreement, each of the Reporting Persons has agreed, among other things, to: (1) vote all Voting Agreement Shares in favor of the Proposed Transaction and the transactions related to the Proposed Transaction; (2) vote all Voting Agreement Shares against any alternative business combination transaction; and (3) grant an irrevocable proxy in favor of Parent to vote and exercise all voting rights with respect to the matters described above. The Voting Agreement also contains restrictions on the ability of each of the Reporting Persons to transfer the Voting Agreement Shares during the term of the Voting Agreement. However, upon termination of the Merger Agreement in accordance with its terms, each of the Reporting Persons will be released from the obligations and restrictions described in the previous two sentences. The Issuer is not a party to the Voting Agreement. The Voting Agreement is filed as Exhibit 3 hereto and is incorporated by reference into this Item 4. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text thereof. The Rennes Fondation also executed a Voting Agreement. The Reporting Persons and the Rennes Fondation collectively currently own approximately 19% of the Issuer’s outstanding shares.

Also concurrent with Parent entering into the Merger Agreement, the Reporting Persons entered into an Investment Letter Agreement (the “Investment Agreement”) with Parent. Pursuant to the Investment Agreement, Mr. Raina and the Foundation will, subject to the terms and conditions contained therein, at the effective time of the Proposed Transaction, invest cash in the aggregate amount of $36,658,720 and $3,341,280, respectively, in Parent’s immediate parent, an offshore partnership (“Parent Holdco”), or Parent, in exchange for a capital interest in Parent Holdco or Parent. Parent Holdco will own all or substantially all of the ownership interests in Parent. After the Proposed Transaction is completed, Mr. Raina will indirectly retain an ownership interest of approximately 29% of the Issuer (including restricted equity interests to be granted upon effectiveness of employment), and the Rennes Fondation will indirectly retain an ownership interest of approximately 15% of the Issuer. The Issuer is an express third party beneficiary under the Investment Agreement. The Investment Agreement is filed as Exhibit 4 hereto and is incorporated by reference into this Item 4. The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text thereof.

As a result of the Investment Agreement and the Voting Agreement (collectively, the “Agreements”) and the Proposed Transaction to which they relate, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Broad Street Principal Investments and the Rennes Fondation.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Report is hereby amended to add the following:

As a result of the Agreements and the Proposed Transaction to which they relate described in Item 4 above, the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, along with Broad Street Principal Investments and the Rennes Fondation.

In accordance with Rule 13d-5(b)(1) under the Exchange Act, the beneficial ownership of the Group Shares may be imputed to the Reporting Persons. As of May 1, 2013, the Reporting Persons may therefore be deemed to beneficially own the Aggregate Shares, including 3,570,473 shares of Common Stock held by the Rennes Fondation. The Aggregate Shares do not reflect shares of Common Stock held by Broad Street Principal Investments or entities affiliated therewith. The Aggregate Shares represent approximately 19% of the Issuer’s outstanding Common Stock based on 38,587,313 shares of Common Stock of the Issuer, which is the sum of (i) 37,147,313 shares of Common Stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K, filed with the SEC on March 18, 2013, and (ii) 1,440,000 shares of Common Stock underlying options to purchase Common Stock held by Mr. Raina. In addition, the Foundation beneficially owns 217,064 shares of Common Stock, representing 0.58% of the Issuer’s outstanding Common Stock based on 37,147,313 shares of Common Stock reported to be outstanding as of March 15, 2013 by the Issuer on its Annual Report on Form 10-K filed on March 18, 2013.

In accordance with the terms and conditions of the Voting Agreement, Mr. Raina has granted an irrevocable proxy in favor of Parent with respect to 3,454,537 shares of Common Stock beneficially owned by Mr. Raina. Mr. Raina has shared voting power and shared dispositive power with respect to such shares. Mr. Raina also has shared voting power and shared dispositive power with respect to the 217,064 shares of Common Stock beneficially owned by the Foundation. Additionally, in accordance with the terms and conditions of the Voting Agreement, the Foundation has granted an irrevocable proxy in favor of Parent with respect to 217,064 shares of Common Stock beneficially owned by the Foundation. The Foundation has shared voting power and shared dispositive power with respect to such shares. The Reporting Persons expressly disclaim beneficial ownership of any Group Shares.

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Report is amended to add the following:

The descriptions of the Merger Agreement, the Voting Agreement, and the Investment Agreement described in Item 4 are hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Report is amended to add the following:

Exhibit 2	Merger Agreement, dated May 1, 2013, by and among Ebix, Inc., Exchange Parent Corp. and Exchange Merger Corp.

Exhibit 3	Voting Agreement, dated May 1, 2013, by and among Exchange Parent Corp., Robin Raina and Robin Raina Foundation, Inc.

Exhibit 4	Investment Letter Agreement, dated May 1, 2013, by and among Exchange Parent Corp., Robin Raina and Robin Raina Foundation, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013

ROBIN RAINA

By:	/s/ Robin Raina
Robin Raina, Individually

ROBIN RAINA FOUNDATION, INC.

By:	/s/ Robin Raina
Name: Robin Raina
Title: President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2	Merger Agreement, dated May 1, 2013, by and among Ebix, Inc., Exchange Parent Corp. and Exchange Merger Corp.

3	Voting Agreement, dated May 1, 2013, by and among Exchange Parent Corp., Robin Raina and Robin Raina Foundation, Inc.

4	Investment Letter Agreement, dated May 1, 2013, by and among Exchange Parent Corp., Robin Raina and Robin Raina Foundation, Inc.